SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 001-14489

TELE CENTRO OESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S/A
A Publicly-Traded Company — CNPJ 02.558.132/0001-69

TO ALL SHAREHOLDERS

PAYMENT OF INTEREST ON OWN CAPITAL

We hereby inform all shareholders of Tele Centro Oeste Celular Participações S.A. (“TCO”) that the payment of interest on own capital relative to fiscal year 2002 shall start at June 30, 2003, as decided in the General Ordinary Shareholders Meeting held at April 29, 2003, under the following conditions:

    INTEREST ON OWN CAPITAL – COMMON AND PREFERRED SHARES

GROSS VALUE PER SHARE	NET VALUE PER SHARE
0.000105485	R$ 0.000089662
0.00014442757	R$ 0.00012276344

I.     INCOME TAX
Upon approval of the accounting credit of the Interest on Own Capital, a 15% income tax was withheld for all shareholders, with the exception of those shareholders who have presented proof of tax immunity or tax exemption within the period set by TCO, as informed in Notices to Shareholders published in newspaper Valor Econômico, issues of July 18, 2002 and December 20, 2002 and in the Brazilian Federal District Official Gazette issues of July 18, 2002 and December 23, 2002. The receipt of the gross value is guaranteed for shareholders who legally qualify as immune.

II     FORMS OF PAYMENT

a)	Credit to bank account (account number to be informed by shareholder);
b)	directly at the branches of Real-AMRO Bank; and
c)	shareholders using fiduciary custodies will have their credit available in accordance with the procedures adopted by the Stock Markets.

III.     GENERAL INSTRUCTIONS
The Shareholders whose data is not updated and whose file does not contain their Tax Roll number (CPF/CNPJ), or their option for credit to a bank account, may request to receive the interest and dividends from any branch of Banco Real, conditional on their presentation of:

•	INDIVIDUALS: Tax Roll card (CPF), National Registry card (RG) and updated proof of place of residence.
•

LEGAL ENTITIES: Tax Roll card (CNPJ), Articles of Incorporation, Company Bylaws, Minutes of the Shareholders Meeting which elected the current Board of Directors, Tax Roll cards (CPF) and General Registry cards (RG) of the Company's legal partners / representatives. When the shareholder is represented by a proxy solicitor, the presentation of a proxy statement specific for receipt of Interest and Dividends is required.

IV.     PLACE OF CLIENT SERVICES
At the branches of Banco Real S.A..

Brasília-DF, June 25, 2003

SÉRGIO ASSENÇO TAVARES DOS SANTOS
C.E.O. AND HEAD OF INVESTOR RELATIONS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2003

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Sérgio Assenço Tavares dos Santos
Sérgio Assenço Tavares dos Santos President and Director of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.